Republic Services, Inc.
110 S.E. 6th Street, 28th Floor
Fort Lauderdale, Florida 33301
October 10, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 Amendment No. 3 (SEC Registration No. 333-152693) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Republic Services, Inc. (“Republic”) requests that the effectiveness of the Registration Statement referenced above be accelerated to 4:00 p.m. on October 10, 2008 or as soon thereafter as practicable.
     As requested, Republic acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Republic may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Republic Services, Inc.
/s/ David A. Barclay
David A. Barclay,
Senior Vice President, General Counsel and Assistant Secretary